UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number:  001-41324

AKANDA CORP.

(Name of registrant)

c/o Gowling WLG (Canada) LLP

100 King St. W, Suite 1600

Toronto, ON M5X 1G5, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒   Form 20-F         ☐   Form 40-F

On September 12, 2025, Akanda Corp. (the “Company”) entered into a Securities Purchase Agreement dated September 11, 2025 (the “Purchase Agreement”) with certain institutional investors (the “Investors”), to issue and sell to each of the Investors a convertible promissory note (each, individually, a “Note” and collectively, the “Notes”), for aggregate gross proceeds to the Company of $12.0 million (the “Purchase Price”), before deducting fees to the Placement Agent (as defined below) and other expenses payable by the Company in connection with the offering (the “Offering”). The closing of the Offering was September 12, 2025.

The Company intends to use the net proceeds from the sale of the Notes for (i) marketing purposes of up to $3.5 million, (ii) for the renewal and continued development of the Company’s Gabriola, B.C. site, (iii) working capital and general corporate purposes of up $3 million and (iv) up to $7 million to be used for the repayment of certain indebtedness.

Univest Securities, LLC (the “Placement Agent”) acted as placement agent for the Offering.

The maturity date of each Note is the 12-month anniversary of the issuance date of such Note, and is the date upon which the principal amount, as well as any other fees, shall be due and payable. The Notes bear interest at a rate of 10% per annum.

Each Investor has the right, at any time, to convert all or any portion of the then outstanding and unpaid principal amount and interest if any (including any costs, fees and charges) into the Company’s common shares, no par value (the “Common Shares”) at a conversion price (the “Conversion Price”) equal to the lower of (i) $2.88 per share (the “Initial Conversion Price”), (ii) 85% of the VWAP (as defined in the Notes) of the Common Shares during the five consecutive Trading Day (as defined in the Notes) period ending and including the Trading Day immediately preceding the delivery of the Conversion Notice (as defined in the Notes); or (iii) 85% of the Closing Sale Price (as defined in the Notes) on the Trading Day prior to the Conversion Notice being submitted; provided, however, that in no event shall the Conversion Price equal a price per share that is less than $0.678.

Any such conversion is subject to conversion limitations, so each Investor beneficially owns less than 4.99% (or at the election of an Investor, up to 9.99%) of the Common Shares.

Subject to exceptions described in the Purchase Agreement and the Notes (the “Excluded Securities”), the Company may not issue any Notes (other than to the Investors as contemplated by the Purchase Agreement) and the Company shall not issue any other securities that would cause a breach or default under the Notes during the term of the Notes without the Investors’ consent. If, at any time while the Notes are outstanding, the Company shall carry out one or more Subsequent Placements (as defined in the Notes), the Company shall first use 20% of the net proceeds of such Subsequent Placement to redeem all or a portion of the Notes at a price in cash equal to 105% multiplied by the sum of the principal amount subject to such redemption, plus accrued but unpaid interest, plus a Make-Whole Amount (as defined in the Notes), plus Late Charges (as defined in the Notes), if any, plus liquidated damages, if any, and any other amounts, if any, then owing to the Investors in respect of the Notes, subject to an exception for Excluded Securities.

The Notes contain customary Events of Default for transactions similar to the transactions contemplated by the Purchase Agreement and the Notes, which entitle each Investor, among other things, to accelerate the due date of the unpaid principal amount of the Note. Upon the first occurrence of an Event of Default with respect to any Note, such Note shall bear interest at a rate of eighteen percent (18.0%) per annum of the then-outstanding principal amount. Additionally, from and after the occurrence of any Event of Default, each Investor may elect to cause the Company to redeem its Note upon the terms and at prices described in the Notes.

The Notes also permit the Investors to (a) redeem their Notes upon certain change of control events, and (b) subject to the Excluded Securities exceptions, contain customary adjustments upon certain events such as upon a subdivision or combination of the Common Share or subsequent equity sales.

The Purchase Agreement contains certain representations, warranties and covenants made by each of the Company and the Investor, as set forth therein.

As part of the Offering, the Company entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with the Investors, whereby the Company agreed to register for resale the Common Shares underlying the Notes within 5 Business Days (as defined in the Registration Rights Agreement) of the date thereof.

On August 11, 2025, the Company entered into an engagement letter (the “Engagement Letter”) with the Placement Agent, pursuant to which the Placement Agent agreed to serve as the placement agent for the issuance and sale of securities of the Company. As compensation for such placement agent services, the Company has agreed to pay the Placement Agent an aggregate cash fee equal to 2.5% of the gross proceeds received by the Company from the Offering, plus $50,000 for its fees and expenses. Accordingly, the Company paid the Placement Agent $300,000 in cash fees in relation to the Offering.

Further, pursuant to the Engagement Letter, the Company granted to the Placement Agent a six month right of first refusal to provide capital raising investment banking services to the Company on an exclusive basis in all matters for which such investment banking services are sought by the Company. The Engagement Letter also includes indemnification obligations of the Company and other provisions customary for transactions of this nature.

The Notes were issued in a private placement under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), and, along with the Common Shares underlying the Note, will not be registered under the Securities Act or applicable state securities laws. Accordingly, the Notes and such underlying Common Shares may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and such applicable state securities laws. This Report on Form 6-K shall not constitute an offer to sell or a solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

The foregoing is a brief description of the Purchase Agreement, the Notes, the Registration Rights Agreement and the Engagement Letter, and is qualified in its entirety by reference to the full text of such documents.

Exhibit Number	Description
10.1	Form of Securities Purchase Agreement, dated September 11, 2025
10.2	Form of Note
10.3	Form of Registration Rights Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AKANDA CORP.
(Registrant)

Date: September 16, 2025	By:	/s/ Katie Field
		Name:	Katie Field
		Title:	Interim Chief Executive Officer and Director

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